2015 Annual Report Mobile Deposit Mobile App Debit Card Web Banking Worldwide ATMs In Person B A N K A N Y W H E R E , A N Y T IM E

Financial Highlights

(in thousands, except per share data)


TRUST

Operating Results – Year Ended December 31	2015	2014	% of Change
Net interest income	$50,642	$49,568	2.17%
Provision for loan losses	$1,571	$3,981	(60.54)%
Other operating income:			
Securities gains, net	$372	$6,869	—
Wealth Management Group fee income	$8,522	$7,747	10.00%
Other income	$11,553	$12,140	(4.84)%
Other operating expenses:			
Merger and acquisition related expenses	—	$115	(100.00)%
Legal settlements	—	$4,250	(100.00)%
Other expenses	$55,427	$56,112	(1.22)%
Income tax expense	$4,658	$3,709	25.59%
Net income	$9,433	$8,157	15.64%
At Year End:			
Assets	$1,619,964	$1,524,539	6.26%
Loans, net	$1,168,633	$1,121,574	4.20%
Allowance for loan losses	$14,260	$13,686	4.19%
Deposits	$1,400,295	$1,280,014	9.40%
Shareholders' equity	$137,242	$133,628	2.70%
Employees (full-time equivalent)	377	393	(4.07)%
Share and Per Share Data:			
Net income	$2.00	$1.74	14.94%
Book value, at year end	$28.96	$28.44	1.83%
Tangible book value, at year end	$23.53	$22.71	3.61%
Dividends declared	$1.04	$1.04	—
Shares outstanding (average)	4,719	4,683	0.77%
Ratios:			
Allowance to total loans	1.22%	1.22%	
Return on average assets	0.60%	0.54%	
Return on average equity	6.84%	5.74%	
Return on average tangible equity	8.45%	7.12%	
Trust Assets Under Administration (market value):			
as Fiduciary	$1,392,017	$1,485,236	(6.28)%
as Custodian	$463,543	$470,570	(1.49)%
	$1,855,560	$1,955,806	(5.13)%

Common Stock Market Prices & Dividends Paid During Past Two Years

December 31, 2015	High	Low	Dividends
4th Quarter	$28.44	$26.31	$0.26
3rd Quarter	$28.50	$26.07	$0.26
2nd Quarter	$27.68	$26.01	$0.26
1st Quarter	$28.74	$26.93	$0.26

December 31, 2014	High	Low	Dividends
4th Quarter	$30.70	$27.38	$0.26
3rd Quarter	$31.14	$27.00	$0.26
2nd Quarter	$31.20	$27.00	$0.26
1st Quarter	$35.90	$26.81	$0.26

As of February 29, 2016, there were 1,497 registered holders of record of the Corporation's stock, which includes 918 Non-Objecting Beneficial Owners ("NOBO") shares held in street name.

Letter to Shareholders

April 2016


R. Bentley


D. Dalrymple

Dear Fellow Shareholders:

Like most banking companies, the challenge to grow earnings in this historic low interest rate environment continues. Low interest rates hurt us in many ways from the yield on new loan originations to margin compression to the cost of our pension plan *(a soft freeze was instituted in 2010)*. However, many of our revenue-enhancement and cost-reduction initiatives are kicking in, and we saw earnings climb 15.6% in 2015. We will discuss some of these initiatives below.

Financial Results

Net income for the year was $9.4 million and earnings per share (EPS) were $2.00, up from $8.2 million and $1.74 respectively from the prior year. Tangible book value grew to $23.53, an increase of 3.6% from a year earlier. In 2015, $4.8 million in dividends were declared, continuing our long history of uninterrupted dividend payments. Our return on average assets was 0.60% and our return on average equity was 6.84%.

Commercial loans increased $80.7 million, or 13.0%, and consumer and mortgage loans decreased $33.6 million or 6.7% from year earlier levels, the decrease driven by a strategic decision to sell long-term residential mortgages in the secondary market and to exit the very low rate indirect new car loan business. Evidenced by the ratio of non-performing assets to total assets, 0.85% at year-end, credit quality remains strong. Demand deposits grew $55.7 million or 11.7% while total core deposits (demand, NOW, savings and money market) grew $166.0 million or 15.5% from year earlier levels.

> “Some banks just talk about service; we live it.”

At December 31, 2015, our balance sheet reflects total assets of $1.6 billion, total loans of $1.2 billion, total deposits of $1.4 billion and total shareholders' equity of $137.2 million. Our capital ratios exceed the higher minimum regulatory capital requirements for banks under the new Basel III rules. The market value of total assets under management or administration in our Wealth Management Group was $1.9 billion at year-end.

A Tale of Two Cities (Markets)

It is of interest to note that our bank operates in two different geographies, our legacy Southern Tier/Finger Lakes Region and the Albany/Capital Region. Our legacy region provides stable, low-cost funding, and the Albany region has been the engine for loan growth. Since we entered the Albany market in 2011, we have enjoyed compound average loan growth of 24% per year in that market. Both markets are vitally important to our success and we believe this platform positions us well for continued profitable organic growth. We also believe there are economies of scale in banking and we plan to grow organically and through acquisition.

Earnings Improvement

A major focus has been to rationalize our brick-and-mortar branch system and to make it more efficient. With new technology reducing branch traffic, we have been reducing branch staff. We are also adopting a "hub and spoke" model where branch managers are responsible for more than one office. The implementation of a "Universal Banker" model in some offices is also creating some staffing efficiencies. We are also looking for opportunities to right-size some locations when leases expire. You should recognize that changes in retail banking delivery will be slower for us given the older demographic we serve and the fact that this segment still views the branch as its primary channel.

In terms of expense reductions, we expect to realize savings in our health care expense as more and more employees migrate to a high-deductible health plan from the traditional plan. With stabilization of credit quality, we also expect to see a more normalized provisioning expense in the future.

This past November, we converted our card brand from Visa to MasterCard®. These debit cards were issued with an EMV chip, the global standard

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Letter to Shareholders

today, which provides greater protection for our clients against identity theft and fraud. It also shifts the responsibility and cost of data breaches from the bank to the merchant if they are not equipped to accept the new EMV embedded chip card. With this change, we expect to experience a lift in interchange income and lower fraud losses.

On another positive note, we believe our net interest margin has stabilized after years of compression. With most of the asset repricing behind us, growth in our balance sheet should translate into improvement in net interest income. The future direction of interest rates, however, is a wild card and a flat or inverted yield curve, or "negative" interest rates, would pose a new set of challenges for the industry and us. Our margin will also benefit from a modest extension of the duration in our investment securities portfolio.

Other Accomplishments

Over a year ago, we moved into our new Capital Region headquarters in downtown Albany. Located at 132 State Street, our new regional headquarters is steps away from the Capitol Building. It is exciting to be a part of the revitalization of the former Wellington Row site, which includes a new 204-room Renaissance by Marriott and a new Convention Center. We are also in the process of relocating our Clifton Park, New York, office to a more convenient, free-standing building with a two-bay drive-up and ATM a short distance away from our current storefront location.


CAPITAL BANK
A division of Chemung Canal Trust Company

To better serve the small business segment, we overhauled the way we do business and created a new operating model—we are already seeing success. This change comes in recognition that we cannot commit the same resources in making a $50,000 loan that we use in making a $1 million loan.

If you are a client of the bank (you should be if you are a shareholder), you probably like the look of our new statements. We began outsourcing the generation of statements last July, which cut costs and delivered a better product.

Not a day goes by that we don't look for ways to take advantage of new technology to make us a more efficient organization.

CanalCare & CapitalCare—Our Competitive Advantage

The consumer banking business has become commoditized and the only sustainable competitive advantage is the quality of our people and the service they provide. Evidenced by recent client surveys and other metrics, the quality of our service is very good. Some banks just talk about service; we live it.

On the commercial side of our business, CanalCare is very much alive. We continue to respond quickly with tailored solutions for each client. This is our value proposition and our success is clear evidence that we are providing value.

Management Appointments and Retirements


A. Tomson

This past July, our board of directors appointed Anders Tomson President and Chief Operating Officer of the bank. In this position, Anders has responsibility for most functional areas of the bank and reports to the CEO. For the immediate future, Anders retains his position as President of our Capital Bank Division.

Anders joined our organization in November of 2010 in anticipation of our acquisition of Capital Bank in Albany. He assumed his duties as President of the Division in April of 2011 when the merger transaction was consummated. Over the past four years, Anders has done an outstanding job leading our Capital Bank team and delivering strong results for our company.

Rick Carr and Melinda Sartori, both Executive Vice Presidents who led major bank divisions, retired on December 31st. These two long-serving executives, Rick for 18 years

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Letter to Shareholders


L. DiFabio


T. Wirth

and Melinda for 21 years, have made significant contributions to our success over the years. Both have been key members of my cabinet and I will miss them.

A testament to our succession planning at the bank, Lou DiFabio, Executive Vice President, was named to lead our Business Client Services Group and Tom Wirth was promoted to Executive Vice President and head of our Wealth Management Group.

Also retiring at year-end were Assistant Vice President Debra Newcomer after 27 years of service and Vice President Susan Smith who joined Chemung Canal in connection with the Bank of America branch purchase. Susan's banking career spanned 43 years.

We wish all of them the very best in retirement.

Our Board of Directors


W. Eggers


E. Sneeringer

At our annual meeting in May, two of our directors will retire from the board: Bill Eggers after 14 years of service and Gene Sneeringer Jr. who served on our board the past five years. Bill joined our board in 2002 coming from Corning Inc. where he held the position of General Counsel and Senior Vice President. Gene joined the board in connection with the Capital Bank merger in 2011. We are grateful for their many contributions to our success and we will miss them in the boardroom.

In March 2016 we welcomed a new member of the Board, Kevin B. Tully, a partner in Teal, Becker & Chiaramonte, CPA's PC, a regional accounting firm in Albany, NY. Kevin is a Certified Public Accountant and brings a wealth of experience advising small and midsized businesses in all areas of tax and finance accounting. We welcome Kevin and look forward to the knowledge and input he will bring to the Board.

Some Closing Thoughts

The years following the financial crisis have been a difficult period for community banks. Low interest rates and an increased regulatory and compliance burden have buffeted profitability. We are proud to say we have emerged from this period a healthy and vibrant organization. Indeed, we are well-positioned for future success. We are thankful for the continued support of our clients, employees, shareholders and the communities we serve.

Ronald M. Bentley
Chief Executive Officer

David J. Dalrymple
Chairman of the Board

In Memory of Bill Clark


B. Clark

Bill Clark from our Facilities Department passed away on September 6, 2015 after a brief illness, he was 59 years old. A 32-year employee, Bill provided logistical and general maintenance support throughout our company. He was an avid outdoorsman who loved hunting, fishing and playing golf.

Bill played an active role in branch relocations, expansions and acquisitions over the last several years, and took great pride in his work. He was proud of the many friendships he developed throughout his CCTC career. He was quick to lend a hand and tell a story. We will miss his smile, his great sense of humor and hearing the creative nicknames he gave his co-workers.

We extend our condolences to Bill's wife Karen, his mother Erma, his children and grandchildren. Rest in peace, Bill.

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Forward-looking Statements: This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. The Corporation intends its forward-looking statements to be covered by the safe harbor provisions for forward- looking statements in these sections. All statements regarding the Corporation’s expected financial position and operating results, the Corporation’s business strategy, the Corporation’s financial plans, forecasted demographic and economic trends relating to the Corporation’s industry and similar matters are forward-looking statements. These statements can sometimes be identified by the Corporation’s use of forward-looking words such as “may,” “will,” “anticipate,” “estimate,” “expect,” or “intend.” The Corpo- ration cannot promise that its expectations in such forward-looking statements will turn out to be correct. The Corporation’s actual results could be materially different from expectations because of various factors, including changes in economic conditions or interest rates, credit risk, difficulties in managing the Corporation’s growth, competition, changes in law or the regulatory environment, including the Dodd-Frank Act, and changes in general business and economic trends. Information concerning these and other factors can be found in the Corporation’s periodic filings with the SEC, including the discussion under the heading “Item 1A. Risk Factors” in the Corporation’s 2015 Annual Report on Form 10-K. These filings are available publicly on the SEC’s website at www.sec.gov, on the Corporation’s website at chemungcanal.com or upon request from the Corporate Secretary at (607) 737-3746. Except as otherwise required by law, the Corporation undertakes no obligation to publicly update or revise its forward-looking state- ments, whether as a result of new information, future events or otherwise. Dividend Reinvestment and Stock Purchase Plan: Registered shareholders of Chemung Financial Corporation, through The Dividend Reinvestment and Stock Purchase Plan, may reinvest their dividends or make quarterly cash payments to purchase additional stock of the Corporation. Shareholders not enrolled in the plan may view and print a descriptive brochure and enrollment form at www.amstock.com or receive the plan documents upon written request to the Corpora- tion’s secretary at the following address: Chemung Financial Corporation, Attn: Corporate Secretary, P.O Box 1522, Elmira, NY 14902-1522. Form 10-K Annual Report: A copy of the Corporation’s Form 10-K Annual Report is available without charge to shareholders after March 31, 2016, upon written request to the Corporation’s secretary. A copy is also available on our Transfer Agent, American Stock Transfer & Trust Company’s website at www.astproxyportal. com/ast/01079. Annual Meeting: The Annual Meeting of Shareholders will be held on Thursday, May 12, 2016, at 2:00 p.m. at the downtown Holiday Inn, Elmira – Riverview. Executives Retire Other Information Board Chairman Dave Dalrymple and CEO Ron Bentley present a board proclamation to Melinda and Rick in recognition of their retirement. As was announced early in 2015, Melinda Sartori and Rick Carr, Executive Vice Presidents of Wealth Management and Business Client Services retired on December 31, 2015. Melinda joined Chemung Canal in September 1994 and served in a variety of departments throughout her years of service, including: Commercial Lending and Retail Branch Administration & Sales—before heading into the Wealth Man- agement (formerly Trust) Division. She was appointed an As- sistant Vice President in 1996, Vice President in 1997, Senior Vice President in 1999 and Executive Vice President in 2002. Rick came to CCTC as a Vice President and Commercial Lend- er in 1997, he was appointed Senior Vice President in 2004 and Executive Vice President in 2011. His Chemung resume features a variety of management responsibilities and at the time of his retirement he was the Division Manager for the Business Client Services Group. Thanks to Melinda and Rick for their years of hard work for the company, and for “setting the table” for a successful future for our Bank. Two Long-Time CCTC Executives Retired at Year-End 4

Capital Bank Division Advisory Board Denise Gonick President & Chief Executive Officer MVP Healthcare Gerald D. Jennings Former Mayor City of Albany Spencer Jones President British American Development Corp. Paul Kasselman President Kasselman Electric Inc. Raymond J. Kinley Jr. Retired President & Chief Executive Officer Clough Harbour & Associates Dr. Lee McElroy Director of Athletics, Rensselaer Polytechnic Institute Jim Menzies Founder Leontine Consulting LLC Gregory Oberting President Interstate Commodities, Inc. Joseph A. Reilly Former President & Executive Director, NYS Broadcasters Assoc. Inc. Mark J. Rosen President Dawn Homes Management Dean A. Rueckert President Rueckert Advertising and Public Relations Edward J. Trombly Partner Hiscock & Barclay Ronald M. Bentley CEO, Chemung Financial Corporation, Chemung Canal Trust Company and CFS Group, Inc. David J. Dalrymple Chairman of the Board, Chemung Financial Corporation, Chemung Canal Trust Company, and President, Dalrymple Gravel & Contracting Bruce W. Boyea Chairman, President & CEO, Security Mutual Life Insurance Company of New York Robert H. Dalrymple Vice President & Secretary Dalrymple Holding Corporation Clover M. Drinkwater Partner Sayles & Evans William D. Eggers Senior Counsel Nixon Peabody LLP Stephen M. Lounsberry III President, Applied Technology Manufacturing John F. Potter President, Seneca Beverage Corporation Eugene M. Sneeringer Jr. Principal, Sneeringer Monahan Provost Redgrave Title Agency, Inc. Richard W. Swan Chairman of the Board, Swan and Sons-Morss Co., Inc. G. Thomas Tranter Jr. President Corning Enterprises Thomas R. Tyrrell Vice President Rose & Kiernan, Inc. Larry H. Becker COO, Windsor Development Group, Inc. Board of Directors 5

Bank Officers

Executive Management Team

Ronald M. Bentley, Chief Executive Officer | **Anders M. Tomson,** President & Chief Operating Officer | **Louis C. DiFabio,** Executive Vice President, Business Client Services | **Karl F. Krebs,** Executive Vice President, Chief Financial Officer & Treasurer | **Karen R. Makowski,** Executive Vice President, Chief Administrative & Risk Officer | **Thomas W. Wirth, CFA,** Executive Vice President, Wealth Management Group (WMG) | **Pamela D. Burns,** Senior Vice President, Human Resources | **Michael J. Crimmins,** Senior Vice President, Support Services | **Michael J. Wayne,** Senior Vice President, Marketing | **Brendan P. McCormick,** Senior Vice President & Auditor | **Kathleen S. McKillip,** Assistant Treasurer, Corporate Secretary

Senior Vice Presidents

Catherine B. Crandall, WMG Estate Administration | **Daniel D. Fariello,** Commercial Lending | **Marianne T. Kalec,** Retail Lending | **J. Edmond Morton IV,** WMG Regional Manager | **Robert M. Pichette,** Commercial Lending | **Timothy P. Rubery,** Commercial Lending | **Joseph J. Tascone,** WMG Investment Services | **Thomas J. Whitaker,** Finance

Vice Presidents

Yvonne L. Albee, Regulatory Risk | **Dawn L. Aubin,** Genesee St./Grant Ave. | **Judy L. Barton,** Bank Operations | **Michael J. Battersby,** Branch Administration | **Michael D. Blatt, CFA,** WMG Investment Services | **Marci L. Cartwright,** WMG Business Development | **Gary K. Earley,** WMG Estate Administration | **Mark J. Fife,** Commercial Lending | **Lucimar Foo-Siam Escudero,** Commercial Credit | **Yvette M. Francisco,** Loan Review | **Thomas E. Funk,** Finance | **Victoria A. Harkins,** WMG Private Banking | **Kevin Harrigan,** Commercial Lending | **James S. Hartle,** Branch Administration | **Craig B. Heffner,** Commercial Lending | **Mary Keefe,** Business Services | **Christopher K. Kelly,** WMG Retirement Services Group | **Mark P. Kenjerska,** Ithaca Commons | **Christopher Kennedy,** Commercial Lending | **John T. Kite,** Commercial Lending | **Michael S. Lares,** WMG Estate Administration | **Christopher B. Loughridge,** WMG Estate Administration | **Eileen M. McCarthy,** WMG Support Services | **D. Tavis McKeon,** Branch Administration | **Mary Anne Narosky,** Business Client Services | **Ronald W. Poole,** Commercial Lending | **Robert A. Roemmelt Jr.,** Arnot Road/Elmira Heights | **Jennifer Sczepanski,** Branch Administration | **John J. Sentigar,** Information Technology | **Andrea L. Seymour,** Logistical Support | **John E. Shea,** WMG Relationship Manager | **Michael R. Smith,** Cortland/Seneca Falls | **Theresa A. Wagner,** Deposit Operations | **Sheila A. Washburn,** Bank Operations | **Kenneth J. Wilson,** Business Development

Assistant Vice Presidents

Kimberly A. Bailey, Canton | **Lindsay A. Barrile,** WMG Estate Administration | **Larisa A. Benderskaya,** Latham/Slingerlands | **David E. Carlson,** Troy | **Richard W. Carroll,** Horseheads | **Alison Conklin-DeVita,** MainOffice/Southport | **Matthew R. Crabtree,** Finance | **Joel A. Crimmins,** Commercial Lending | **Constance L. English,** Corning | **Sandra L. Grooms,** Ithaca Station | **Michael L. Hart,** WMG Estate Administration | **Scott T. Heffner,** Marketing | **Matthew Keefe,** Regulatory Risk | **Lorri A. Miller,** Owego Rt. 17C | **Jack D. Narosky,** Business Development | **Randi Richer,** Commercial Loan Operations | **Sheryl J. Scott,** Big Flats | **Meredith L. Tigue,** Regulatory Risk | **David Wakeman,** Resource Recovery

Assistant Treasurers

Sherry L. Armstrong, Community Corners | **Laura L. Bennett,** Real Estate Lending | **Marcia L. Boor,** Business Services | **Gregory J. Bruno,** Clifton Park | **Amy S. Chervinsky,** Commercial Lending | **Elizabeth M. Courtright,** Regulatory Risk | **Jennifer J. Cruise,** WMG Support Services | **Sarah A. Darling,** Owego | **Cheryl A. DeBlock,** Binghamton | **Karen A. Dimmick,** Westside | **Stephanie L. Gibbons,** Real Estate Lending | **Matthew T. Howard,** Audit | **Tara J. Humphrey,** Retail Loan Operations | **Barbara L. Keller,** Indirect Lending | **Lashonda R. Love,** State Street | **Patrick J. McFarland,** Regulatory Risk | **Julianne E. Meeker,** Computer Operations | **Michael J. Novotny,** Retail Lending | **Aimee G. O'Connor,** Towanda | **Christine Perlee,** Wolf Road | **Brenda S. Praschunus,** Montour Falls | **Jessica L. Ryan,** Watkins Glen | **Allison A. Strife,** Human Resources | **Todd N. Trencansky,** Vestal | **Charolette R. Truxal,** Oakdale Mall | **Devin E. Wandell,** WMG Estate Administration | **Jennifer L. White,** Bath | **Sue A. Williams,** Waverly | **Jean A. Wise-Wicks,** Painted Post | **Kristen N. Woodward,** Contact Center

CFS Group, Inc.

Sean F. Beliles, Vice President | **Joseph M. Cascio,** Vice President

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Effective as of February 17, 2016.

For a complete list of office hours and directions, visit chemungcanal.com or capitalbank.com. For general information, call our Contact Center at 800.836.3711. Office Locations 7

Offices Locations



Chemung Canal Trust Company

Bradford

CANTON | 5 West Main Street (17724)
TOWANDA | 304 Main Street (18848)
TROY | 159 Canton Street (16947)

Broome

BINGHAMTON | 127 Court Street (13901)
OAKDALE MALL | 601-635 Harry L. Drive (13790)
VESTAL | 100 Rano Boulevard (13850)

Cayuga

AUBURN | 120 Genesee Street (13021)
185 Grant Avenue (13021)

Chemung

BIG FLATS | 437 Maple Street (14814)
ELMIRA | One Chemung Canal Plaza (14901)
ELMIRA HEIGHTS | 100 West McCann's Boulevard (14903)
HORSEHEADS | 29 Arnot Road (14845)
602 South Main Street (14845)
SOUTHPORT | 951 Pennsylvania Avenue (14904)
WESTSIDE | 628 West Church Street (14905)

Cortland

CORTLAND | 1094 Highway 222 (13045)

Schuyler

MONTOUR FALLS | 303 West Main Street (14865)
WATKINS GLEN | 318 North Franklin Street (14891)

Seneca

SENECA FALLS | 54 Fall Street (13148)

Steuben

BATH | 410 West Morris Street (14810)
CORNING | 149 West Market Street (14830)
PAINTED POST | 243 North Hamilton Street (14870)

Tioga

OWEGO | 203 Main Street (13827)
1054 State Route 17C (13827)
WAVERLY | 405 Chemung Street (14892)

Tompkins

ITHACA | 909 Hanshaw Road (14850)
304 Elmira Road (14850)
806 West Buffalo Street (14850)

CAPITAL BANK

A division of Chemung Canal Trust Company

Capital Region

ALBANY | 132 State Street (12207)
CLIFTON PARK | 25 Park Avenue* (12065)
COLONIE | 65 Wolf Road, Suite 107 (12205)
LATHAM | 581 Loudon Road (12110)
SLINGERLANDS | 1365 New Scotland Road (12159)



*Effective April 4, 2016.

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